Biotech Alliance of DSM Biologics and Crucell

Amsterdam, Dec. 19, 2002 -- Biotech Alliance of DSM Biologics and Crucell

 Press conference:
    14.00 hours CET Hilton Hotel, Apollolaan 138, Amsterdam.
    In combination with:
       --  Tele press conference: 14.00 hours CET
       --  live at www.dsm.com; www.crucell.com

  Please see additional information after press release
    36E                      Heerlen/Leiden (NL) 19 December 2002

Joint press release

Press conference on 19 December 2002 at 14.00 hrs in the Hilton Hotel, Apollolaan 138, Amsterdam.

Biotech Alliance of DSM Biologics and Crucell - for faster preparation of new medicines at lower cost

Today DSM Biologics and Crucell will sign a collaboration agreement in the field of the development and promotion of a unique technology platform. The objective of this joint agreement will be the further development and production of biopharmaceutical products such as recombinant proteins and monoclonal antibodies.

DSM Biologics will obtain, against payment, a licence on Crucell's PER.C6 (TM) technology under which it will be entitled to grant sub-licences to third parties for the development and preparation of the biopharmaceutical proteins. Both companies will actively market licences and share the royalty income. No further financial details have been disclosed. In addition, DSM Biologics and Crucell will directly start a joint development programme for the large-scale production of recombinant proteins and monoclonal antibodies.

Biopharmaceutical products are biological drugs that cannot be prepared using conventional synthesis techniques, but that can only be produced by means of advanced fermentations with the aid of micro-organisms or cell lines. The biopharmaceuticals targeted by the alliance have a high selectivity and less adverse side-effects than sometimes present in more traditional medicines. The market segment of this type of biopharmaceutical products currently has a size of about EUR 30 billion and is growing by some 20% annually, making it one of the fastest growing pharma market segments.

The alliance will offer the biopharmaceutical industry a comprehensive range of services, from the preparation of the cell line for the production of recombinant proteins and monoclonal antibodies through to the commercial production of biopharmaceutical products.

DSM Biologics, one of the leading companies in the field of biopharma custom manufacturing, will contribute the required production expertise and process optimization capabilities. Crucell contributes unique know-how in the form of the PER.C6 (TM) cell line and technology, which form the basis for achieving the required high productivity.

PER.C6 (TM) is a cell line that has been developed to enable highly efficient biopharmaceutical production. The high production yield and the high quality of the recombinant proteins and monoclonal antibodies produced with PER.C6 (TM), backed by its detailed documentation, make PER.C6 (TM) an attractive production platform for large-scale applications.

DSM Biologics and Crucell offer pharmaceutical and biotech companies the possibility to rapidly test, develop and produce high-quality products under an easy-to-obtain license. This means that customers can shorten the time-to-market and reduce product costs. This may ultimately result in a vastly increased supply of new drugs for diseases for which traditional production methods do not yet offer cures.

"The alliance makes it possible to develop and produce biopharmaceuticals on a large scale. There is a great future for the type of medicine that we can develop using this technology platform," says Feike Sijbesma, member of the Managing Board of Directors of DSM. "That is why an investment in this field is perfectly in line with our growth strategy for Life Science Products."

Dinko Valerio, CEO of Crucell: "The collaboration between DSM and Crucell will give DSM a more attractive production offering in the field of recombinant proteins and monoclonal antibodies. As a large-scale and ambitious producer of recombinant proteins and antibodies, DSM is a very attractive partner for Crucell. Therefore this agreement is the logical next step towards acceptance of PER.C6 (TM) as the industry's standard for therapeutic proteins."

DSM Biologics

DSM Biologics, a joint venture of DSM (60%) and an industrial and financial holding company, Societe Generale de Financement du Quebec (SGF) in Montreal (40%), is one of the world's leading contract manufacturers of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and animal) and its expertise in the field of purification techniques. Established in 1986, DSM Biologics currently employs about 450 people, who are based at the company's two sites - one in Groningen, the Netherlands (5,100 m2) and one in Montreal (Quebec), Canada (now 10,000 m2).

For more information go to: www.dsmbiologics.com

SGF

An industrial and financial holding company, the Societe Generale de Financement du Quebec (SGF) provides businesses with development capital, and it does so based on profitability and performance. It invests in partnerships, assuming its share of risk. With a focus on Quebec's long-term economic development, the SGF chooses projects that promise high profitability - in ten industry sectors, from natural resources to high technology. In synergy with private partners the investment potential of the SGF is USD 2 billion over a five-year period. For more information go to: www.sgfqc.com

Crucell

Crucell discovers and develops biopharmaceutical products that use the human immune system to fight tumours, infectious diseases and other disorders. Crucell's patented technology platforms MAbstract(TM), AdVac(TM) and PER.C6(TM) make it possible to discover, develop and produce antibodies and vaccines. Crucell offers its platforms to the pharmaceutical industry and the biotechnology industry but also uses them for the creation of its own products. Crucell's partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company that has taken out a licence on the CD46 antibodies, for the treatment of various types of tumours. Crucell has licenced its PER.C6(TM) technology to more than twenty companies, including Novartis, GSK, Aventis and Schering AG. The company is based in Leiden (Netherlands) and is listed on Euronext and NASDAQ (CRXL ticker symbol). For more information go to: www.crucell.com.

DSM

DSM is active worldwide in life science products, performance materials and industrial chemicals. The group has annual sales of EUR 6 billion and employs about 20,000 people at more than 200 sites across the world.

DSM ranks among the global leaders in many of its fields. The company's strategic aim is to grow its sales to a level of approx. EUR 10 billion by 2005. By that time at least 80% of sales should be generated by specialties, i.e. advanced chemical and biotechnological products for the life science industry and performance materials. This strategy represents a continuation of the company's ongoing transformation and concentration on global leadership positions in high-added-value activities characterized by high growth and more stable profit levels.

For more information go to: www.dsm.com

Note for editors:

Webcasting:

For webcasting purposes the press conference will be held in English. The webcasting event can be accessed via www.dsm.com or www.crucell.com.

Telephone queries

Journalists can call in using the free telephone No. 800 45 46 47 48 (from the Netherlands) or using telephone No. +31 20 531 5871 (from abroad).

Replay

If you cannot witness the press conference live, you can call the replay number +31 70 315 4300 using access code 25 63 84. This service will be available after around 15.30 h (CET).

For more information please contact:

  Crucell NV
    Director, Corporate Communications
    Mr. A. Bos
    Tel. +31 71 5248722
    e-mail: a.bos@crucell.com

  DSM NV
    Corporate Communications Department
    Mrs. L. Tans
    Tel. +31 45 05782035
    e-mail : liz.tans-jongh@dsm.com